Exhibit 99.3

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity

Immutep Limited (IMM)

ABN

90 009 237 889

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares (Shares)

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued

1.  Up to 287,169,348 Shares (Entitlement Offer Shares) to be issued under the non-renounceable pro-rata entitlement offer (details of which were announced to ASX on 9 July 2019) (Entitlement Offer).

2.  190,476,191 Shares (Placement Shares) to be issued to institutional investors under the placement (details of which were announced to ASX on 9 July 2019) (Placement).

The Entitlement Offer and the Placement are together referred to as the Offer.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

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4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

		Yes, the Entitlement Offer Shares and the Placement Shares will rank equally in all respects with the existing Shares on issue in IMM from the date of issue.

5	Issue price or consideration	1. A$ 0.021 per Entitlement Offer Share. 2. A$ 0.021 per Placement Share.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The proceeds raised from the Entitlement Offer and the Placement will be used to fund clinical development, manufacturing and the cost of regulatory affairs as well as for general working capital purposes.

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

		Yes

6b	The date the security holder resolution under rule 7.1A was passed	16 November 2018

6c	Number of +securities issued without security holder approval under rule 7.1	108,899,427

6d	Number of +securities issued with security holder approval under rule 7.1A	81,576,764

+ See chapter 19 for defined terms.

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6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)	N/A

6f	Number of +securities issued under an exception in rule 7.2	287,169,348

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.	Yes Date the price was agreed was 5 July 2019. 15 days VWAP up to and including 4 July 2019 VWAP: $0.0260 (Source: IRESS) 75%: $0.0195 Issue Price: 0.0210 Issue date is 17 July, 2019.

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements	N/A

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Refer to Annexure 1

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

17 July 2019 for the Placement Shares. 6 August 2019 for the Entitlement Offer Shares.

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		Number		+Class
8	Number and +class of all +securities quoted on ASX (including the +securities in section 2 if applicable)	After completion of the Offer there will be up to 3,866,243,835 Shares on issue (based on 3,388,598,296 Shares on issue as at the date of this Appendix 3B and the up to 287,169,348 Shares which will be issued under the Entitlement Offer and the up to 190,476,191 Shares to be issued under the Placement)		Fully paid ordinary shares

		Number	+Class - Options
		Amount	Exercise Price	Expiration Date
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	371,445,231	$0.0237	4 August 2020

		793,103	$0.057	30 October 2020

		1,026,272	$0.040	7 March 2021

		8,475,995	$0.025	4 August 2025

		Number	+Class – Warrants over NASDAQ listed American Depository Shares
		Amount	Exercise Price	Terms
		1,553,718	US$2.50	Each Warrant entitles the holder to purchase 1 ADS (where one ADS = 100 Ordinary Shares) at the exercise price and is exercisable immediately. Each Warrant will expire on 5 January 2023.

		2,080,000	US$2.50	Each Warrant entitles the holder to purchase 1 ADS (where one ADS = 100 Ordinary Shares) at the exercise price and is exercisable immediately. Each Warrant will expire on 12 February 2022.

+ See chapter 19 for defined terms.

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		Number	+Class – Performance Rights
		Amount	Type	Expiration Date
		5,472,734	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 6 December 2016.

		8,533,063	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 4 December 2016.

		36,666,666	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 4 December 2017.

		5,000,000	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 4 December 2017.

		7,751,152	LTI	Each tranche of LTIs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 2 October 2018.

		7,500,000	NED PRs	Each tranche of NED PRs will expire one year after Vesting Date if not exercised as indicated in the appendix 3B released on 21 November 2019.

		Number	+Class – Convertible Notes
		Amount	Type	Expiration Date
		13,750,828	Convertible Notes each with a face value of AU$1, expiring on 4 August 2025.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Unchanged

+ See chapter 19 for defined terms.

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Part 2 - Pro rata issue

11	Is security holder approval required?	No

12	Is the issue renounceable or non-renounceable?	Non-renounceable

13	Ratio in which the +securities will be offered	1 for 11.8

14	+Class of +securities to which the offer relates	Fully paid ordinary shares

15	+Record date to determine entitlements	7.00pm (Sydney, Australia time) 12 July 2019

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Yes

17	Policy for deciding entitlements in relation to fractions	Fractional entitlements will be rounded to the nearest whole number of Shares

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

All countries other than Australia and New Zealand

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	Bell Potter Securities Limited

21	Amount of any underwriting fee or commission	A fee of 6% of the proceeds of the gross Entitlement Offer Proceeds

22	Names of any brokers to the issue	Bell Potter Securities Limited

23	Fee or commission payable to the broker to the issue	The Company has agreed to pay Bell Potter Securities Limited a fee of 5% of the gross proceeds of the Placement

+ See chapter 19 for defined terms.

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24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	See above

25	If the issue is contingent on security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled

The offer booklet for the Entitlement Offer was released on ASX on 9 July 2019

The offer booklet (together with entitlement and acceptance forms) will be despatched to eligible shareholders on 17 July 2019

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do security holders sell their entitlements in full through a broker?	N/A

31	How do security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Issue date	17 July 2019 for Placement 6 August 2019 for Entitlement Offer

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Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☒	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

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Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought	N/A

39	+Class of +securities for which quotation is sought	N/A

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

•  the date from which they do

•  the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•  the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)	N/A	N/A

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Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 9 July 2019
(Director/Company secretary)

Print name:	Deanne Miller

== == == == ==

+ See chapter 19 for defined terms.

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Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	3,026,082,669

Add the following:

•  Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•  Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•  Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•  Include only ordinary securities here – other classes of equity securities cannot be added

•  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•  It may be useful to set out issues of securities on different dates as separate line items

389,684,975

Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil

“A”	3,415,767,644

+ See chapter 19 for defined terms.

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Step 2: Calculate 15% of “A”

“B”	0.15 [Note: this value cannot be changed]

Multiply “A” by 0.15	512,365,146

Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•  Under an exception in rule 7.2

•  Under rule 7.1A

•  With security holder approval under rule 7.1 or rule 7.4

Note:

•  This applies to equity securities, unless specifically excluded – not just ordinary securities

•  Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•  It may be useful to set out issues of securities on different dates as separate line items

2,080,000 Warrants convertible into 2,080,000 ADS (representing 208,000,000 ordinary shares) 108,899,427 fully paid ordinary shares

“C”	316,899,427

Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1

“A” x 0.15 Note: number must be same as shown in Step 2	512,365,146

Subtract “C” Note: number must be same as shown in Step 3	316,899,427

Total [“A” x 0.15] – “C”	195,465,719 [Note: this is the remaining placement capacity under rule 7.1]

+ See chapter 19 for defined terms.

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Part 2

Rule 7.1A – Additional placement capacity for eligible entities

Step 1: Calculate “A”, the base figure from which the placement capacity is calculated

“A” Note: number must be same as shown in Step 1 of Part 1	3,415,767,644

Step 2: Calculate 10% of “A”

“D”	0.10 Note: this value cannot be changed

Multiply “A” by 0.10	341,576,764

Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A Notes: • This applies to equity securities – not just ordinary securities • Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed • Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained • It may be useful to set out issues of securities on different dates as separate line items	341,576,764

“E”	341,576,764

+ See chapter 19 for defined terms.

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Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A

“A” x 0.10 Note: number must be same as shown in Step 2	341,576,764

Subtract “E” Note: number must be same as shown in Step 3	341,576,764

Total [“A” x 0.10] – “E”	Nil Note: this is the remaining placement capacity under rule 7.1A

+ See chapter 19 for defined terms.

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